BTQ Technologies Completes Acquisition of Radical

Semiconductor's Processing-in-Memory Technology

Portfolio, Advancing Post-Quantum Cryptography

Capabilities

● Radical Semiconductor Acquisition: BTQ Technologies has successfully acquired the assets of Radical Semiconductor Inc., a hardware security innovator specializing in cryptographic accelerators, including their revolutionary CASH architecture. Radical's innovative approach, which leverages processing-in-memory technology, offers secure, agile, and reconfigurable cryptographic solutions supporting post-quantum algorithms and emerging cipher suites. This acquisition solidifies BTQ's leadership in post-quantum cryptography and bolsters its portfolio of next-generation security technologies.

● Advancing Quantum-Secure Solutions: The integration of Radical's cutting-edge technology will enhance BTQ's quantum-secure communications infrastructure and provide substantial growth opportunities in emerging markets such as IoT, financial services, blockchain and government sectors. Radical's CASH architecture, which supports a wide range of cryptographic primitives, will strengthen BTQ's offerings and expand its capabilities in delivering scalable and efficient quantum-secure solutions.

Vancouver, September 24, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the successful acquisition of Radical Semiconductor Inc.'s ("Radical") entire portfolio of technology assets. The acquisition includes all of Radical's intellectual property and extensive patent portfolio, hardware design assets, and software associated with its cutting-edge CASH cryptographic accelerator architecture. This strengthens BTQ's cryptographic capabilities, positioning the company as a global leader in post- quantum cryptography (PQC) and secure communications technologies.

Executive Comments

"This acquisition marks a significant milestone for BTQ in our pursuit of developing quantum- secure communications and cryptographic solutions," said Nicolas Roussy Newton, COO of BTQ Technologies. "Radical's revolutionary CASH architecture will accelerate our roadmap and enhance our ability to serve industries preparing for the quantum era. By integrating Radical's expertise, we are now equipped to offer unparalleled cryptographic solutions that will safeguard critical infrastructure in the post-quantum world. We are thrilled to welcome Radical's technology and expertise into the BTQ fold."

"We are excited to work with one of the most innovative companies in quantum-secure cryptography," says Sean Hackett, CEO of Radical Semiconductor. "We designed the CASH architecture to make billions of chips secure against quantum computers, and BTQ has the reach to provide these foundational protections at scale."

Radical Semiconductor's Innovation in Post-Quantum Cryptography

Radical was founded by Stanford graduates Sean Hackett, Zach Belateche, and Katie Watson. Radical's CASH architecture is one the industry's most compact, efficient accelerators for post- quantum algorithms, such as Kyber and Dilithium, with a small enough footprint to bring these innovative cryptographic solutions to smart cards, IoT devices, mobile and other applications. The architecture's processing-in-memory technology supports massive parallel computations while maintaining strong side-channel security at minimal cost. This solution comes at a time where the increased computational demands of PQC algorithms, compared with those of current public-key cryptography algorithms, make the PQC migration very complex and costly. This challenge is especially difficult in industries in which industrial control system networks are geographically dispersed and networks require secure, real-time, low-latency monitoring and control of devices. Radical's CASH architecture is uniquely positioned to address these challenges.

Advancing Quantum-Secure Solutions

The integration of Radical's cutting-edge technology will enhance BTQ's quantum-secure communications infrastructure and provide substantial growth opportunities in emerging markets such as IoT, financial services, blockchain, and government sectors. Radical's CASH architecture, which supports a wide range of cryptographic primitives, will strengthen BTQ's offerings and expand its capabilities in delivering scalable and efficient quantum-secure solutions. By leveraging Radical's technology, BTQ is poised to address the increasing demand for robust security solutions across these sectors.

Global Cryptography Standards Moving to Post-Quantum

BTQ is committed to leading advancements in cryptography and is prepared to leverage Radical's technology alongside its own quantum signature algorithm, Preon to meet the evolving global standards for post-quantum cryptography. Preon, a quantum-secure signature algorithm developed by BTQ, was selected in the most recent round of the PQC standardization process by the U.S. National Institute of Standards and Technology (NIST).

In August, NIST finalized its first set of encryption algorithms designed to withstand cyberattacks from quantum computers. These algorithms, now part of the initial standards from NIST's post- quantum cryptography project, are ready for immediate implementation. With quantum computing technology advancing rapidly, some experts predict that a device capable of breaking current encryption methods could emerge within a decade, posing serious threats to the security and privacy of individuals, organizations, and even entire nations.

About Radical Semiconductor

Radical Semiconductor is a hardware security company developing the CASH architecture: a secure, agile, and reconfigurable cryptographic accelerator architecture using processing-in- memory technology. Radical's cryptographic cores offer the widest support for emerging cryptographic primitives, including post-quantum algorithms, emerging cipher suites, and privacy enhancing technologies, while still maintaining backwards compatibility with existing algorithms.

About BTQ

BTQ was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.